Pronto Corp.

909 Bay Street, Suite 812

Toronto, Ontario, Canada M5S 3G2

August 23, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Tonya Aldave

Re:  Pronto Corp.

Registration Statement on Form S-1

File No. 333-180954

Dear Ms. Aldave:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Pronto Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 5:00 pm on Monday, August 27, 2012, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.  The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

PRONTO CORP.

By:	/s/	Svetlana Gofman
	Name:	Svetlana Gofman
	Title:	President, Treasurer , Secretary and Director
(Principal Executive, Financial and Accounting Officer)